# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diameter Dynamic Credit Fund, CIK 0002067955
CUSIP: 000000000
Title of class of securities: Class I Shares
Address of issuer's principal executive offices: 50 Hudson Yards, Suite 6600A, New York, New York (NY), 10001
Date of event which requires filing of this statement: 04/24/2026
Filed by CIK 0001599858
Persons authorized to receive notices and communications: C. Alex Bahn, Vinson & Elkins LLP, 2200 Pennsylvania, Avenue, NW, Suite 500 West, Washington, District Of Columbia (DC), 20037, 202-639-6695

## Reporting persons
- Michael & Susan Dell Foundation (CIK 0001599858): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 27,648,236; sole dispositive power 0; shared dispositive power 27,648,236; aggregate amount beneficially owned 27,648,236 (80.9% of the class)
- Michael S. Dell (CIK 0000908724): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 27,648,236; sole dispositive power 0; shared dispositive power 27,648,236; aggregate amount beneficially owned 27,648,236 (80.9% of the class)
- Susan Lieberman Dell (CIK 0001762456): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 27,648,236; sole dispositive power 0; shared dispositive power 27,648,236; aggregate amount beneficially owned 27,648,236 (80.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Shares
Name of issuer: Diameter Dynamic Credit Fund
Address of issuer's principal executive offices: 50 Hudson Yards, Suite 6600A, New York, New York (NY), 10001

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D (this "Schedule 13D") is being jointly filed by and on behalf of each of the Michael & Susan Dell Foundation (the "Foundation"), a charitable, non-profit private foundation established by Michael S. Dell and Susan Lieberman Dell in 1999, Michael S. Dell, and Susan Lieberman Dell (collectively, the "Reporting Persons").
Residence or business address: The address of the principal business office of the Foundation is 4417 Westlake Drive, Austin, TX 78746. The address of the principal business office of Mr. Dell is c/o Dell, Inc., One Dell Way, Round Rock, TX 78682. The address of the principal business office of Mrs. Dell is c/o DFO Management, LLC, 550 Madison Avenue, 20th Floor, New York, NY 10022.
Present principal occupation or employment: The Foundation is the direct owner of the securities covered in this statement. Mr. Dell and Mrs. Dell are the sole members of the Foundation. Each of Mr. Dell and Mrs. Dell disclaims any pecuniary interest in the assets of, or any securities beneficially owned by, the Foundation. The principal business of the Foundation is a private grant-making foundation serving charitable purposes. The principal business of Mr. Dell is serving as Chief Executive Officer and Chairman of Dell Technologies Inc. The principal business of Mrs. Dell is serving as the Chair of the Foundation.
Criminal convictions in the last five years: During the last five years, none of the foregoing entities or persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the foregoing entities or persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Foundation is organized under the laws of the State of Texas. Mr. Dell and Mrs. Dell are each a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 24, 2026, the Foundation acquired 27,648,236 Class I shares of Diameter Dynamic Credit Fund at a price per share of $10.00 in a private placement using working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The material in Item 3 is incorporated by reference herein.

On April 24, 2026, the Foundation acquired 27,648,236 of the Issuer's Class I shares pursuant to a subscription agreement with the Issuer dated April 24, 2026.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held. Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date hereof, the Reporting Persons beneficially own 27,648,236 of the Issuer's Class I shares, representing 80.9% of the Issuer's outstanding Class I shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on the cover page of this Schedule 13D and the information set forth or incorporated in Item 2 is incorporated by reference in its entirety into this Item 5.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4, the Reporting Persons have not effected any transactions in the securities covered by this statement during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
1 Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed with the Securities and Exchange Commission on February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell)
2 Power of Attorney (incorporated herein by reference to Exhibit 24 to the Form 3 filed December 26, 2018 by Susan Lieberman Dell Separate Property Trust and Susan Lieberman Dell)

## Signatures
- Michael & Susan Dell Foundation: /s/ Marc R. Lisker, Marc R. Lisker/Treasurer (05/07/2026)
- Michael S. Dell: /s/ Marc R. Lisker, Marc R. Lisker/Attorney-in-Fact (05/07/2026)
- Susan Lieberman Dell: /s/ Marc R. Lisker, Marc R. Lisker/Attorney-in-Fact (05/07/2026)